EXHIBIT 1

FOR IMMEDIATE RELEASE                                            OCTOBER 9, 2002


  Approval of the merger by incorporation of BCP Factoring into Banco Comercial
                                    Portugues

In accordance with article 248 of the Portuguese Securities Code (Codigo dos Valores Mobiliarios), Banco Comercial Portugues (BCP, NYSE:BPC, LSE:BCG) hereby announces that a joint meeting of the Board of Directors has approved the merger by incorporation of BCP Factoring, S.A. into Banco Comercial Portugues, S.A..

The Project of Merger and the documentation referred to in article 101 of the Companies Code (Codigo das Sociedades Comerciais) shall be available for consultation by the shareholders and creditors of both companies at their registered offices, as from October 17, 2002.

The creditors of the aforementioned companies with credits outstanding before the day of publication of the announcement related to the project of merger register in the Official Bulletin (Diario da Republica) have the right, within 30 days after the publication, to legally oppose the merger if they consider that it may affect their rights.

Considering that BCP Factoring, S.A. will be fully owned by Banco Comercial Portugues, S.A. at the date of the public deed pertaining to the merger, that deed will be signed within two months after the date of publication of the announcement in the Official Bulletin, without previous approval by the Shareholders General Meetings of the two companies, notwithstanding the established in number 3 d) of article116 of the Companies Code and article 35 of the Legal Framework of Credit Institutions and Financial Companies (Regime Geral das Instituicoes de Credito e das Sociedades Financeiras).


Banco Comercial Portugues
End of Announcement


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